Exhibit j

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
CitiFunds Trust III:

We consent to the use of our reports, incorporated herein by reference, dated October 26, 2006, for Citi New York Tax Free Reserves, Citi Connecticut Tax Free Reserves, Citi California Tax Free Reserves, Citi Cash Reserves, Citi U.S. Treasury Reserves Portfolio and Citi Tax Free Reserves Portfolio, each a series of CitiFunds Trust III, as of August 31, 2006 and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP

New York, New York
December 27, 2006